Exhibit 4

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.
c/o Clinton Group Inc.
601 Lexington Avenue, 51st Floor
New York, New York 10022

May 13, 2013

Via Electronic Mail

Gleacher & Company, Inc. 1290 Avenue of the Americas New York, New York 10104 Attention: Corporate Secretary

Re:	Notice of Withdrawal of Nominations of Persons for Election as Directors at the 2013 Annual Meeting of the Stockholders of Gleacher & Company, Inc. (”Gleacher” or the “Corporation”)

Ladies and Gentlemen:

On April 8, 2013, Clinton Relational Opportunity Master Fund, L.P. (“Clinton” or “CREL”) delivered notice to the Corporation (the “Notice”) of CREL’s intent to nominate 12 persons identified therein (collectively, the “Nominees”) for election to the Board of Directors of the Corporation at the 2013 annual meeting of stockholders of the Corporation (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”).

Clinton is encouraged by the progress Gleacher has made recently in reducing its operating businesses and head count and in monetizing its securities portfolio, as announced by Gleacher last week. We believe these are steps in the right direction and will help demonstrate and create value for Gleacher stockholders. Clinton continues to believe Gleacher’s common stock is significantly undervalued and that Gleacher’s tangible book value (even when netted against expected severance and wind-down costs of its various extant businesses) plus the Corporation’s tax attributes, brand and public company status is worth substantially more than $1 per share.

Over the past several months, Clinton has sought to increase its ownership position in Gleacher by offering to purchase blocks of stock from the Corporation’s largest holders at prices significantly above the then and now market prices. However, Clinton has been unable to secure the agreement of any of these parties, including MatlinPatterson, to sell all or a large portion of their stakes in Gleacher even at the premium price we offered.

Given that we have been unsuccessful in our attempts to purchase a large block of Gleacher stock, CREL no longer intends to nominate the Nominees for election as directors at the Annual Meeting. Accordingly, CREL hereby withdraws its Notice.

Clinton expects that MatlinPatterson’s plans and its nominees to the Board will help unlock the significant value we all, apparently, perceive in the Corporation. And, as we have indicated in the past, Clinton is interested in providing additional, primary capital to Gleacher at a premium to book value, under appropriate circumstances, or to otherwise assisting with the strategic direction of the Corporation. We invite you to call on us with respect to these points at any time.

Very truly yours,

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By:	Clinton Relational Opportunity, LLC, its investment manager

By:	/s/ John Hall
John Hall, Authorized Signatory